AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

INDY BRAND CLOTHING LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "**Agreement**") is entered into as of _____ __, 2020, among Indy Brand Clothing LLC, a Utah limited liability company (the "**Company**") and the members listed on **Schedule A** to this Agreement (each a "**Member**," and collectively, together with each person or entity (a "**Person**") hereinafter becoming a party to this Agreement, the "**Members**").

RECITALS

A.   On February 7, 2014, the Articles of Organization (the "**Articles**") were filed with the Secretary of State of the State of Utah to form the Company as a limited liability company pursuant to and in accordance with the Utah Limited Liability Company Act (the "**Act**").

B.   On February 4, 2014, the existing Members of the Company entered into a limited liability company operating agreement (such original agreement, the "**Original Agreement**"), which Original Agreement governs the affairs of the Company and the conduct of its business.

C.   On the date hereof, certain new Members (the "**Investor Members**") are acquiring Units (as defined below) pursuant to Subscription Agreements, dated on or about the date hereof (each, a "**Subscription Agreement**" and, collectively, the "**Subscription Agreements**") and the existing Member of the Company desires to amend and restate the Original Agreement to admit the Investor Members as Members of the Company.

D.   By executing this Agreement, each of the Members hereby (i) ratifies the formation of the Company and the filing of the Articles and (ii) continues the existence of the Company.

E.   Each of the Members hereby adopts this Agreement to set forth the terms governing the affairs of the Company and the conduct of its business.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Original Agreement is hereby amended and restated to read in its entirety as follows:

1.   *Name*. The name of the Company is Indy Brand Clothing LLC. The Board (as defined below) may change the name of the Company from time to time without the consent of any Member by filing the requisite documents with the Secretary of State of the State of Utah or as otherwise required under applicable law.

2.   *Purpose and Powers*. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3.   ***Registered Office***. The registered office of the Company shall be as from time to time set forth in the Articles, as amended.

4.   ***Term***. The Company shall have a perpetual existence; *provided, however,* that the Company shall dissolve, and its affairs shall be wound up, at the election of the Members required for such under this Agreement or upon the occurrence of an event of dissolution under the Act; *provided, further, however,* that upon the occurrence of an event of dissolution under the Act, the Members may elect to continue the Company to the extent permitted under the Act.

5.   ***Units***.

5.1.   General. The membership interests in the Company shall be divided into two classes of interests referred to herein as "**Common Interests**" and "**Preferred Interests.**" The Common Interests and the Preferred Interests shall be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There shall be initially authorized Ten Million (10,000,000) Units of Common Interests (the "**Common Units**") and Five Million (5,000,000) Units of Preferred Interests (the "**Preferred Units**"). Of the Five Million (5,000,000) Units of Preferred Interests that the Company is authorized to issue, One Million (1,000,000) of such Units shall be designated as "**Series A Preferred Units.**" The Board is authorized to designate that the authorized, but unissued, Preferred Units be divided into and issued from time to time in one or more new series as may be fixed and determined by the Board as provided in Section 5.2 and the designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions of the Preferred Units of each such series shall be such as shall be determined by the Board. The number and type of Units allocated to each Member is set forth on **Schedule A**. By reason of the application of the various provisions of this Agreement, the attributes of each Unit as to the other Units may or may not be identical. The Units may also be subject to vesting as determined by the Board. The Units shall not be certificated. The Board shall update **Schedule A** to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement.

5.2.   Creation of New Preferred Series. The Board shall be authorized to create one or more classes or series of Preferred Units with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions as shall be fixed by the Board in the exercise of its sole discretion and reflected in a written action or actions approved by the Board (each a "**Series Designation**").

5.3.   Warrants. The Company may issue warrants to purchase Units on such terms as the Board may determine from time to time. **Schedule A** to this Agreement shall set forth all such warrants, and the Board shall update **Schedule A** as required from time to time.

5.4.   Equity Incentives. The Board may adopt an equity incentive plan and issue equity-based awards to executives, employees, and consultants with respect to Units as the Board may determine from time to time. **Schedule A** to this Agreement shall set forth all such equity incentive awards, and the Board shall update **Schedule A** as required from time to time.

5.5.   Issuance of Additional Units. The Board is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Board shall determine, all without the approval of any Members, unless such approval is required by applicable law. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement, no Units shall entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

5.6.   Other Securities. The Board is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("**Additional Securities**"), to any Persons on terms and conditions established in the sole and complete discretion of the Board, all without the approval of any Member, unless such approval is required by applicable law. Subject to Section 5.1, there shall be no limit on the number of other Additional Securities that may be so issued, and the Board shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities. **Schedule A** to this Agreement shall set forth all such Additional Securities and the Board shall update **Schedule A** as required from time to time.

5.7.   Profits Interests. It is understood and agreed that to the extent that any Member has received Units under this Agreement but has not made a corresponding capital contribution for such Units, such Member has received a "profits interest" in this Company in connection with the performance of services, as contemplated by Revenue Procedure 93 27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. Members who receive a "profits interest" shall have the distribution rights described under Section 9, the allocation rights described under Section 10 and the voting rights described herein but shall have no initial Capital Account credit with respect to such profits interest. If the Company was dissolved on the day following the date of the issuance of a profits interest, Units representing such "profits interest" would not be entitled to any liquidating distribution under Section 11; accordingly, a "profits interest" has a value of zero (0) as of the date of issuance. Pursuant to Notice 2005-43, I.R.B. 2005-24 ("**Notice 2005-43**"), when Proposed Regulations Section 1.83-3(l) becomes effective, the fair market value of a "profits interest" can be determined by its liquidation value (as described above) only if the Company makes the "safe harbor" election described in Notice 2005-43. Accordingly, each Member agrees that (i) the Company and the Board are authorized and directed to file, when appropriate, a written election to have the "safe harbor" described in Notice 2005-43 (or its successor) apply irrevocably to the issuance of all interests in the Company issued in connection with the performance of services while the "safe harbor" election is in effect, and (ii) the Company and each of its Members (including Members who have received "profits interests") shall comply with all requirements of the "safe harbor" while the "safe harbor" election is in effect.

6.   *Management.*

6.1.   General. Subject to the terms and conditions set forth herein, including Section 6.5 below, responsibility for the management of the business and affairs of the Company shall be vested in a board of managers of the Company (the "**Board**") and the persons constituting the Board shall be the "managers" of the Company for all purposes of the Act (the "**Managers**").

6.2.   Appointment and Removal of Managers. The Managers shall be appointed by the holders of a majority of the outstanding Common Units voting as a separate class (a "**Majority of Common Members**"). The holders of the Series A Preferred Units shall not have the right to vote for, or otherwise approve, the Managers. The number of Managers constituting the entire Board shall be four or such greater or lesser number as the Board shall determine from time to time. The Managers need not be Members of the Company. A Manager may be removed and/or replaced by the affirmative vote or written consent of a Majority of Common Members. The initial Managers shall be Michael

Sperry, Kelly Sperry, Ben Campbell and Courtney Campbell. The Managers shall hold office until their respective successors are chosen and duly qualified in accordance with this Section 6.2.

6.3. <u>Board Meetings</u>. The Company may hold meetings of the Board from time to time at the Company's principal offices or such other place as the Board shall designate. The Board shall meet as and when the members of the Board deem necessary. Such meetings shall be noticed, held and conducted in accordance with the following provisions.

6.3.1. <u>Notice</u>. Regular meetings of the Board may be held at any time or date which has been designated by the Board and publicized among all Managers, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board. Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any Manager by attendance thereat, except when the Manager attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3.2. <u>Quorum and Voting</u>. A quorum of the Board shall consist of a majority of the exact number of Managers fixed from time to time by the Board in accordance with Section 6.2; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the Managers present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting. All questions and business shall be determined by the affirmative vote of a majority of the Managers present at the meeting, unless a different vote be required by law, the Articles or this Agreement.

6.3.3. <u>Meetings by Electronic Communications Equipment</u>. Any Manager may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.3.4. <u>Action by Written Consent</u>. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a majority of the Managers consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board. Such consent shall be treated for all purposes as the act of the Board.

6.3.5. <u>Authority of the Board</u>. Subject to the provisions of this Agreement that require the consent or approval of one or more Members, the Board shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board or persons designated by the Board, including individual Managers or officers and agents appointed by the Board, shall be the only persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by the Act, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in this Agreement and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including the power and authority to undertake and make decisions concerning: (i) hiring and firing service providers, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (ii) opening bank and other deposit accounts and operations thereunder, (iii) borrowing money, obtaining credit, issuing notes and debentures and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (iv) making investments in or the acquisition of securities or assets of any Person, (v) the issuance by the Company of any additional Units or the addition of a new Member; (vi) giving guarantees and indemnities, (vii) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (viii) forming subsidiaries or joint ventures, (ix) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (x) hiring and termination of the independent public accountant for the Company, (xi) making all tax and accounting elections and determinations, (xii) hiring and termination of the senior management members of the Company, and (xiii) other matters as provided by resolution of the Board.

      6.4.   Delegation of Authority. The Board by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; *provided, however*, that no such delegation by the Board shall cause the persons constituting the Board to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Utah company would have to act for a Utah company in the absence of a specific delegation of authority; *provided, however*, that unless such power is specifically delegated to the officer in question by the Board either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities or assets of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company. The initial officer of the Company, who may be removed by the Board with or without cause, is as follows:

            Chief Executive Officer – Michael Sperry
            Chief Creative Officer – Ben Campbell

      6.5.   Major Decisions. Notwithstanding anything to the contrary in this Agreement, authority to take the following actions (each, a "**Major Decision**") shall require the approval of the Board and Members holding a majority of the outstanding Units voting (or acting by written consent) as a single class (a "**Majority of the Members**"); provided, however, that the action described in Section 6.5.1 shall also require the affirmative vote or written consent of the holders of a majority of the outstanding Series A Preferred Units voting as a separate class (a "**Majority of Series A Members**"):

6.5.1. Any amendment to this Agreement or the Articles if such amendment materially adversely affects the rights of the holders of the Series A Preferred Units; provided, however, that it is understood that the authorization and issuance of other preferred securities that are on parity with the Series A Preferred Units does not materially adversely affect the rights of the holders of the Series A Preferred Units;

6.5.2. The merger or consolidation of the Company with another entity;

6.5.3. The sale of all or substantially all of the Company's assets; or

6.5.4. The dissolution, winding up or liquidation of or filing by the Company of a petition for bankruptcy, insolvency, reorganization or other similar matter under any federal or state law.

6.6. Member Meetings. The Company may hold meetings of the Members from time to time at the Company's principal offices or such other place as the Board shall designate. Such meetings shall be noticed, held and conducted in accordance with the following provisions.

6.6.1. Notice. Written notice shall be provided by the Board to each Member of any meeting, which notice shall state the place, date, time, and purpose of such meeting at least ten (10), but not more than sixty (60), calendar days before the date on which such meeting is to be held. To the extent provided by law, notice may be provided by telegraph, facsimile or electronic mail. A written waiver of notice, signed by the Member entitled to notice, whether before or after the time of the meeting referred to in such waiver, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice thereof. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except as provided by law. A meeting of the Members may also be called by Member(s) holding at least a thirty percent (30%) of the outstanding Units (in the aggregate) in the Company, subject to the same requirements and provisions for meetings called by the Board.

6.6.2. Quorum and Voting. A Majority of Common Members shall be required to attend in order to constitute a quorum unless the matter involves a Major Decision, in which case, a Majority of Members (and, if the Major Decision is the action described under Section 6.5.1, a Majority of Members and a Majority of Series A Members) shall be required to attend in order to constitute a quorum. A quorum at a meeting of Members will not be needed to discuss information about the Company's business and prospects, but will be required for any decisions or action requiring the consent, approval or other action of Members. Each Member shall be entitled to one vote for each Unit held in such Member's name, as reflected on **Schedule A**. Except as otherwise provided herein, including in the case of a Major Decision, any matter decided by the Members shall be so decided by the consent of a Majority of Common Members.

6.6.3. Meetings by Electronic Communications Equipment. Any Member may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.6.4. Action by Written Consent. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if a Majority of Common Members (or, in the case of a Major Decision, a Majority of Members and in the case of the Major Decision described in Section 6.5.1, a Majority of Members and a Majority of Series A Members) consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Members. Such consent shall be treated for all purposes as the act of the Members.

7. ***Capital Contributions.*** Concurrently with or prior to the execution of this Agreement, the Members have made an initial contribution to the capital of the Company in the amount specified in **Schedule A** hereto opposite each Member's name. Each Member's Capital Account shall be credited with an amount equal to the cash plus the fair market value of property contributed to the Company by such Member. Except to the extent required under the Act, the Members shall not be required to make any additional contributions to the capital of the Company. If additional capital is contributed to the Company, the capital accounts and allocation of profits and losses shall be adjusted to reflect the aggregate change in capital contributions. No interest shall accrue on any contribution and the Members shall expressly have no right to withdraw or be repaid or receive any return on any contribution, except in each case as expressly provided in this Agreement.

8. ***Capital Accounts.*** An individual capital account (each, a "**Capital Account**") shall be maintained for each Member in accordance with the provisions of Income Tax Regulations, including any Temporary Regulations, promulgated under the Internal Revenue Code of 1986, as amended (the "**Code**"), as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations) (the "**Treasury Regulations**") section 1.704-1(b)(2)(iv). No Member shall be permitted to withdraw any portion of their capital contribution without the prior written consent of a majority of the Members, both holders of Preferred Units and Common Units, voting as a single class. No Member shall have any obligation to restore a deficit balance in its Capital Account.

9. ***Distributions; Conversion of Series A Preferred Units.*** The Board from time to time may determine the amount of cash and other property of the Company that is not reasonably necessary for the operation of the Company and is available for distribution to the Members ("**Distributable Cash**") and, except as otherwise provided in this Agreement or governing law and to the extent not otherwise prohibited pursuant to instruments or agreements of the Company relating to indebtedness for borrowed money, the Company shall make distributions of Distributable Cash Flow, as determined (with respect to Sections 9.2 through 9.4) by the Board, to the Members in the following priority:

9.1. first, the Board is required to and shall cause to be distributed within five (5) days prior to each April 15, June 15, September 15 and January 15 of the succeeding year, to the Members, in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to Members to the extent of such tax payment obligation at the highest applicable marginal tax rate, and such tax distributions shall reduce dollar for dollar, distributions subsequently to be made to such Member under Section 9.2 through 9.4);

9.2. second, to the Members holding Series A Preferred Units (the "**Series A Members**"), pro rata in accordance with the number of Series A Preferred Units held, up to an amount equal to the Series A Stated Value per Unit (for purposes of this Agreement, the "**Series A Stated Value per Unit**" is equal to $1.25 per Series A Preferred Unit);

9.3. third, to the Common Members, pro rata in accordance with the number of Common Units held, up to an amount equal to the total Capital Contribution made by such Common Members;

9.4. fourth, to all of the Members pro rata in accordance with the Members' relative Unit holdings.

From and after the date that each Investor Member has received the full amount of the distributions described in Section 9.2 above, the Company shall have the unilateral right to cause the conversion of the Series A Preferred Units into Common Units by delivering to the Investor Members at least ten (10) days' advance written notice of such conversion and the Investor Members as holders of Series A Preferred Units shall no longer have any of the rights of an Investor Member or holder of Series A Preferred Units hereunder and instead shall become holders of Common Units. For the avoidance of doubt, upon such conversion, the Investor Members shall hold Common Units and (i) all actions of the Members shall only require a vote of the holders of a majority of the outstanding Common Units voting as a single class, (ii) the separate vote or written consent of the Investor Members as holders of Series A Preferred Units shall no longer be required for any Company action, including the Major Decision described under Section 6.5.1, and (iii) any other provisions of this Agreement that give special rights to the Investor Members as holders of Series A Preferred Units shall no longer apply.

10.   **Allocations.**

10.1.   Net Profits and Net Losses. The terms "net profits" and "net losses" of the Company shall mean the net profits or net losses of the Company as determined in accordance with Treasury Regulations section 1.704-1(b)(2)(iv). After giving effect to the special allocations set forth in Section 10.2 hereof, net profits and net losses of the Company for any fiscal year shall be allocated among the Members in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 11 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their carrying value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the carrying value of the assets securing such liability) and the net assets of the Company were distributed to the Members pursuant to this Agreement, minus (ii) such Member's share of the chargeback of minimum gain and other special allocations, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Board shall make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Member's interest in the Company.

10.2.   Special Allocations. The following special allocations shall be made:

10.2.1.   Nonrecourse Debt Allocations. Notwithstanding anything to the contrary contained above in this Section 10, the Company shall comply with Treasury Regulations section 1.704-2, as amended, with respect to the allocation of deductions and the chargeback of minimum gain on nonrecourse debts of the Company.

10.2.2.   Qualified Income Offset. Notwithstanding anything to the contrary contained herein, no Member shall be allocated net losses which would cause or increase a deficit balance in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)). If any Member shall receive with respect to the Company an adjustment, allocation or distribution in the nature described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4)-(6) which causes or increases a deficit in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)), such Member shall be allocated items of income and gain in an amount and manner as will eliminate such deficit balance as quickly as possible; it being intended that this Section 10.2.2 shall constitute a "qualified income offset" within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(d)(3). Any allocations made under this Section 10.2.2 shall be taken into account in making allocations under Section 10.1 above so that, to the extent possible, and to the extent permitted by the Treasury Regulations, the cumulative allocations of net profits and net losses under Section 10.1 and this Section

10.2.2 to each Member shall be equal to the net amount that would have been allocated to each Member if the allocations under this Section 10.2.2 had not been made.

      10.3.   <u>Tax Allocations: Code Section 704(c)</u>.

      10.3.1.   In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value.

      10.3.2.   Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of net profits, net losses, other items or distributions pursuant to any provision of this Agreement.

      11.   ***Winding Up and Distribution Upon Dissolution***. The Company shall be dissolved and its affairs wound up on a date determined by both the Board and a Majority of the Members. Upon the winding up and termination of the Company in accordance with the Act, the assets of the Company shall be distributed in the following order: (i) first, to the payment of the debts and liabilities of the Company (including any loans or advances made by the Members to the Company) and the expenses of liquidation; (ii) second, to the creation of any reserves which the Board deems reasonably necessary for the payment of any contingent or unforeseen liabilities or obligations of the Company or the Members (to the extent the Company is liable therefor) arising out of or in connection with the business and operation of the Company; and (iii) thereafter, to the Members in accordance with the order of priority specified in Sections 9.2 through 9.4, determined after all allocations of net profits and net losses under Section 10 and all non-liquidating distributions to the Members have been reflected. The Members intend (i) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be interpreted so that the final Capital Account balances of the Members equal the liquidating distributions made under this Section 11, and (ii) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be applied and amended by the Board, if and to the extent necessary to produce such result even if any such application or amendment requires (A) first, special allocations of gross income and/or gross deductions for the current fiscal year (or, if necessary, any other period), and (B) second, if necessary, the amendment of prior tax returns for the Company.

12. ***Prohibitions on Assignment of Interest and Right of First Refusal.***

    12.1. <u>General Restriction.</u> No Member shall make any transfer, gift, assignment, sale, pledge, encumbrance or other disposition (each a "**Disposition**") unless the Disposition is approved by the Board in its sole discretion and otherwise made in accordance with the provisions of this Section 12. Any Disposition contrary to the provisions of this Section 12 shall be void. None of the Members may Dispose of any Units, except (i) for Dispositions to Permitted Transferees (as defined below) pursuant to Section 12.2 or (ii) Dispositions made pursuant to Section 12.3. The Members agree that any proposed Disposition or offer of Disposition contrary to the provisions of this Section 12 would result in irreparable harm to the Company and the other Members, and that the Company and the other Members shall each accordingly be entitled to injunctive relief in any court or other forum of competent jurisdiction for the purpose of restraining or rescinding such Disposition or offer of Disposition. This remedy shall be in addition to and not exclusive of any other remedy available to the Company or the other Members at law or in equity or pursuant to any other provision of this Agreement.

    12.2. <u>Dispositions to Permitted Transferees.</u> A Member shall be entitled to Dispose of all or any part of such Member's Units (whether now owned or hereafter acquired) to the following Persons (each, a "**Permitted Transferee**"), if the transferee agrees in writing to be bound by the provisions of this Agreement and the transfer to such Permitted Transferee will not adversely affect the tax consequences for any Member or for the Company, as determined in the reasonable judgment of the Board: (i) the spouse, immediate family members and lineal descendants of such Member and any spouse thereof, (ii) a trust for the benefit of any of the foregoing, (iii) a partnership or other entity all of the owners of which are included within the foregoing, (iv) in the case of a Member which is not an individual, to one or more of its subsidiaries in which it owns more than 50% of the outstanding voting equity interests, an affiliate, or to a Person succeeding it by merger, consolidation or the purchase of substantially all of its assets, or to a Person owning more than 50% of the outstanding voting equity interests in it, or (v) to any other existing Member. In the case of clause (iv) above, such transferred Units will be reacquired from such subsidiary by the parent before any Disposition is made by such parent of any shares of such subsidiary which would result in ownership by such parent of 50% or less of the outstanding voting equity interests of such subsidiary. Any such Permitted Transferee shall not become a Member unless all of the provisions of Section 12.5 have been satisfied.

    12.3. <u>Right of First Refusal.</u> Except for Dispositions to Permitted Transferees described in Section 12.2, no Member may Dispose of all or any portion of his, her or its Units without first obtaining the written consent of the Board and otherwise complying with the provisions of this Section 12.3 unless the Board waives compliance with this Section 12.3 in writing. Any attempted Disposition of a Member's Units, or any part thereof, not in compliance with this Section 12.3 is null and void *ab initio*.

    12.3.1. If a Member (for purposes of this section, the "**Selling Member**") wishes to sell, transfer or assign his, her or its Units in the Company or any portion thereof through a voluntary sale, the Selling Member shall first notify the Company, in writing, of the identity of the proposed purchaser or purchasers, the number of Units to be sold (the "**Offered Units**"), and the proposed price and terms of sale. Once such notice is given, it is irrevocable. The Company shall thereupon have a right of first refusal to purchase the Offered Units at the price and on the terms proposed to, or offered by the proposed purchaser or purchasers. No Member shall encumber his, her or its Units without the prior written consent of the Board which may be conditioned as the Board determines in its sole discretion.

12.3.2.   The Company shall give written notice to the Selling Member of its intention to exercise its right of first refusal within thirty (30) days following receipt of the notice from the Selling Member. The Company's notice of intention shall specify the amount of the Offered Units it intends to purchase. The Company shall have the right to assign its right of first refusal under this Section 12.3.

12.3.3.   If the Company does not give written notice of an intention to exercise the right to purchase, within the time period provided herein, the Company shall not be entitled to purchase any of the Offered Units and the Selling Member shall then be free for a period of ninety (90) days thereafter to sell the all of the Offered Units, to the same purchaser or purchasers, at the same price and on the same terms as set forth in the Selling Member's notice of intended sale. If such sale is not consummated within such ninety (90) days, the Offered Units may not be sold by the Selling Member without again complying with the provisions of this Section 12.3.

12.3.4.   Notwithstanding any other provision contained in this Agreement, any transferee, other than to an existing Member or Permitted Transferee, of a Member's Units, or any portion thereof without first obtaining the consent of the Board and otherwise complying with Section 12.5, is an assignee, but not a substitute Member. An assignee shall have no right to participate in the management of the business and affairs of the Company, or to become a Member, or obtain any of the voting and other rights of Members described herein. The assignee is only entitled to receive the share of profits or other compensation by way of income, and the return of contributions to which the transferor Member would otherwise be entitled. An assignee, however, shall be subject to all of the terms, conditions, restrictions and obligations of this Agreement. Any such transferee shall execute and deliver to the Company a written assumption agreement in form satisfactory to the Company, which assumption agreement shall contain an agreement by the transferee to be bound by all the terms and conditions and to assume all obligations of the transferring Member under this Agreement.

12.4.   Duration of Section 12.3. The provisions of Sections 12.3 of this Agreement shall be in effect only until the date, if any, on which the sale of Units pursuant to the first registration statement filed by the Company (or any affiliate or successor thereof formed for the purpose of effecting such registration) with the Securities and Exchange Commission for purposes of registering for sale any Units (or interests in such a successor or affiliate) in a public offering under the Securities Act of 1933, as amended, including a public offering under Regulation A of the Securities Act of 1933, as amended, is consummated, or such other date as both the Board and a Majority of Common Members may determine.

12.5.   Additional or Substituted Member.

12.5.1.   A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

(A)   The admission of such Person (i) shall have been consented to by the Board, or (ii) the Person shall have received its interest in compliance with this Section 12 and provided all relevant evidence of such fact, and such other information reasonably required by the Board, to the Board;

(B)   The Person shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Member;

(C)   The assignor and assignee shall pay all costs and fees incurred by the Company to effect the transfer and addition or substitution; and

(D)   Such admission will not cause a violation of Section 12 of this Agreement.

12.5.2.   Unless named in this Agreement, or unless admitted to the Company pursuant to Section 12.5.1, no Person shall be considered a Member. If an assignee or transferee of a Member does not become a Member pursuant to Section 12.5.1, the assignee shall not have any rights to require any information on account of the Company's business, to inspect the Company's books, or to vote on or otherwise take part in the affairs of the Company. An Assignee who is not a Member shall not have the right to vote at any meeting of Members.

12.5.3.   Each time a Person is added as a Member of the Company pursuant to this Section 12.5, the Board shall cause **Schedule A** to be amended to reflect such new Member and such new Member's address and the number of Units held by such new Member. Upon any such amendment, the Board shall distribute a copy of the amended **Schedule A** to all of the Members.

12.6.   Additional Restrictions on Transfers. No transfer or assignment of Units shall be made if such disposition would (i) cause the Company to be treated as an association taxable as a corporation (rather than a partnership) for federal income tax purposes; (ii) violate the provisions of any federal or state securities laws; or (iii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company or any entity in which the Company owns an interest.

13.   ***Limitation on Liability.*** Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (i) is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on any Member, Manager or any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

14.   ***Indemnification.*** The Company shall indemnify and hold harmless the Members, the Managers and any officers, employees, members, or agents of any Member or the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (i) is or was a Member, Manager, or an officer, employee, member, or

agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Member, Manager, or an officer, employee, member, or agent of a Member or the Company, at the time any such liability or expense is paid or incurred; *provided, however,* that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members or (ii) for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 14 shall be a contract right and as such shall run to the benefit of such Indemnitee. Any repeal or amendment to this Section 14 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 14. Such right shall include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Indemnitee, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Board, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

15. ***Tax Returns; Fiscal Year.***

15.1. Tax Returns. The Board, at the expense of the Company, shall cause to be prepared and delivered to the Members, in a timely fashion after the end of each fiscal year, copies of all federal and state income tax returns for the Company for such fiscal year, one copy of which shall be timely filed with the appropriate tax authorities.

15.2. Fiscal Year. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes shall initially be the calendar year.

15.3. Partnership Representative. With respect to each taxable year of the Company commencing on or after January 1, 2020: (i) except as otherwise provided herein, the Bipartisan Budget Act of 2015, P.L. 114-74, as amended, and the Treasury Regulations promulgated thereunder (collectively, the "**BBA**") shall apply to tax audits of the Company and (ii) this Section 15.5 shall control the Company's handling of matters with the Internal Revenue Service.

15.3.1. The BBA Opt Out Regime. For any year in which the Company is eligible to make the election in Section 6221(b) to opt out of Subchapter C of Chapter 63 of the Code (the "**BBA Opt Out Regime**"), the Board, in its discretion, may cause the Company to timely make such election in accordance with the provisions set forth in Section 6221 of the Code as amended by the BBA. In such event, the Members hereby acknowledge and agree that any examination by the Internal Revenue Service shall be conducted at the Member level rather than the Company level.

15.3.2. Appointment of the Partnership Representative; Authority of the Partnership Representative. Effective for all Fiscal Years commencing on or after January 1, 2020, Michael Sperry, or such other Person as appointed by the Board is hereby designated as the initial "partnership representative" of the Company pursuant to Section 6223(a) of the Code as amended by the BBA (the "**Partnership Representative**"). The Board, may, from time to time, designate any other Person as the Partnership Representative in lieu of the original Partnership Representative in accordance with Section 6223 of the Code, and any Person so designated shall cease to be the Partnership Representative whenever the Board designates any other Person to be the successor Partnership Representative in accordance with this Section 15.5.2. The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company under the BBA (including an election under Section 6226 of the Code as amended by the BBA), and the Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions requested by the Partnership Representative, including filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code as amended by the BBA.

15.3.3. The BBA Alternative Regime. If the Company receives a notice of final partnership adjustment with respect to any Fiscal Year (each, a "**Reviewed Year**"), then, no later than forty-five (45) days after the receipt of such notice, the Partnership Representative may: (i) elect the application of Code Section 6226 (the "**BBA Alternative Regime**"), as amended by the BBA, to such final partnership adjustment, and (ii) furnish to each Member who was a Member during such Reviewed Year (each, a "**Reviewed Year Member**") with the statement required by Code Section 6226(a), as amended by the BBA. In such event, each Reviewed Year Member hereby agrees to take any adjustment to income, gain, loss, deduction, or credit (as determined in the notice of final partnership adjustment) into account to the full extent provided for in Section 6226(b) of the Code (as amended by the BBA) or the applicable corresponding provisions of state, local or foreign law.

15.3.4. The BBA Default Regime and the Company's Payment of any Imputed Underpayments. If, for any Fiscal Year in which the BBA Opt Out Regime does not apply and for any Fiscal Year in which the Partnership Representative does not elect to have the BBA Alternative Regime apply with respect to a final partnership adjustment pursuant to Section 15.5.3 above, the "default regime" under Code Section 6221(a) (the "**BBA Default Regime**") shall apply and the Partnership Representative shall, on behalf of the Company, make any and all payments to the Internal Revenue Service in connection with any imputed underpayment liability. Further, the Partnership Representative shall use commercially reasonable efforts to: (i) make any modifications available under Code Section 6225(c)(3), (4) and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA, to the extent that such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company with respect to the imputed underpayment amount (after taking into account any modifications described in clause (i)).

15.3.5. <u>Members Reimbursement Obligations to the Company</u>. If the Company pays any imputed adjustment amount under Code Section 6225 as amended by the BBA, the Manager shall seek payment from the Members (including any former Member) to whom such liability relates, and each such Member (including any former Member) hereby agrees to pay such amount to the Company, and such amount shall not be treated as a Capital Contribution. Any amount not paid under the preceding sentence by a Member (or former Member) at the time requested by the Manager shall accrue interest until paid at the prime rate of interest as published in the eastern edition in the Wall Street Journal as of the day that such amount becomes due to the Company pursuant to this paragraph, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is requested by the Manager. Without reduction in any Member's (or former Member's) obligation under the preceding sentences of this Section 15.5.5, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member), and that is not paid by such Member shall be treated as a distribution to such Member (or former Member).

15.3.6. <u>Member Notice and Participation</u>. No later than ten (10) business days after it has knowledge of any tax audit or tax proceeding, the Partnership Representative shall notify the Members of the existence of any such tax audit or tax examination of the Company. Each Member shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such tax audit or tax examination at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation. Before the Partnership Representative enters into any settlement with respect to a tax audit or tax examination of the Company, such settlement shall be approved by as a Major Decision in accordance with Section 6.5 of the Agreement.

15.3.7. <u>Indemnity from Former Members</u>. To the extent that a portion of the tax liabilities imposed under Code Section 6225 as amended by the BBA relates to a former Member of the Company, the Manager may require a former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges that, notwithstanding the transfer or redemption of all or any portion of its Company Interest, such Member may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or redemption.

15.3.8. <u>Survival of Obligations</u>. The obligations of each Member or former Member under this Section 15.5 shall survive the transfer or redemption by such Member of its Company Interest and the termination of this Agreement or the dissolution of the Company, and shall remain binding on the Members and former Members for such period of time as necessary to resolve all matters regarding the federal income taxation of the Company.

15.3.9. <u>Miscellaneous</u>. Each Member agrees in respect of any year in which that Member had a Capital Account in the Company that, except to the extent the Partnership Representative expressly agrees otherwise with him or her or it, he or she or it shall not: (i) treat, on his or her or its individual income Tax returns, any item of income, gain, loss, deduction or credit of the Company in a manner inconsistent with the treatment of that item by the Company, as reflected on the Schedule K-1 or other information statement the Company provides him or her or it, or (ii) file any claim for refund relating to any such item based on, or that would result in, any such inconsistent treatment. Any reasonable costs incurred by the Partnership Representative for retaining accountants and/or lawyers on behalf of the Company in connection with any Internal Revenue Service audit of the Company shall be expenses of the Company.

16. ***Confidentiality.***

16.1.   Confidentiality Obligations. Subject to the other terms of this Section 16, each party shall hold in strict confidence and shall not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "**Confidential Information**" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 16, the term "party" shall include the Company.

16.2.   Certain Limitations on Confidentiality Obligations.

16.2.1.   Disclosure Required by Law. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Board of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Board to participate in such process undertaken to protect such information. Each party shall reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

16.2.2.   Disclosure to Affiliates and Representatives. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party shall be responsible for any breach of this section by such party's affiliates and respective representatives.

17.   ***Conversion to a Corporation.***

17.1.   In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account

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the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

17.2.   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

17.3.   As security for the performance of each Member's obligations pursuant to this Section 17, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

18.   ***Reorganization into SPV.*** Each Investor Member hereby agrees to take any and all actions and sign such documents as may be necessary as determined by the Board in good faith to be advisable to reorganize the Investor Members into a special purpose vehicle (an "**SPV**"). Each Investor Member would receive a pro rata share of the SPV equity interests that is equal to the percentage of Series A Preferred Units that such Investor Member owns of the total outstanding Series A Preferred Units and the SPV would, in turn, own all of the Series A Preferred Units such that the Investor Member would then own its same percentage of Series A Preferred Units indirectly through its ownership interest in the SPV. Each Investor Member hereby constitutes and appoints each officer of the Company and the Company's successors and assigns, as Investor Member's true and lawful attorney, with full power of substitution, in the name and stead of the Investor Member, but on behalf of and for the benefit of the Company and its successors and assigns, to sign any and all documents necessary to establish the SPV and to cause the transfer of the Series A Preferred Units to the SPV and

to take any other action necessary to comply with this Section 19, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as such Investor Member might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

19.   ***Limited Repurchase Right.*** If the Company determines, in its sole discretion, that it is likely that within six months of the date of this Agreement the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Series A Preferred Units from the Investor Members for a price equal to the greater of (i) the unpaid Stated Value of the Series A Preferred Unit, and (ii) the fair market value of the Series A Preferred Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**").

20.   ***Governing Law.*** This Agreement shall be governed by and construed in accordance with the laws of the State of Utah (but not including the choice of law rules thereof), including without limitation the Act .

21.   ***Amendments.*** This Agreement may be amended by the Members at any time and from time to time by written amendment executed by a Majority of Common Members; provided, however, that any amendment to this agreement that materially adversely affects the rights of the holders of Series A Preferred Units, shall also require the consent of a Majority of the Series A Members.

22.   ***Entire Agreement.*** This Agreement and the documents referenced herein contain the entire understanding of the members with respect to the subject matter covered herein and supersede all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter, including, without limitation, the Original Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

COMPANY:

INDY BRAND CLOTHING LLC

By:_____
Michael Sperry, Chief Executive Officer

COMMON MEMBERS:

Michael Sperry

_____
Sign Above

Kelly Sperry

_____
Sign Above

Ben Campbell

_____
Sign Above

Courtney Campbell

_____
Sign Above

SERIES A PREFERRED MEMBERS:

_____

Print Name Above

_____

Sign Above

IF Member is an Entity, specify name and title below:

Name:_____

Title:_____

SCHEDULE A
TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
INDY BRAND CLOTHING LLC

Name	Capital Contribution		Percentage Interest	Type of Unit	Number of Units	Price Per Unit	
Michael Sperry	$	0	25%	Common Units	1,000,000	$	1.25
Kelly Sperry		0	25%	Common Units	1,000,000		1.25
Ben Campbell		0	25%	Common Units	1,000,000		1.25
Courtney Campbell		0	25%	Common Units	1,000,000		1.25
Total	$	0	100%		4,000,000		

NOTES:

(1) The above table reflects current membership immediately prior to the admission of any Investor Member. Investor Members will be issued Series A Preferred Units at a price per Unit of $1.25. The issuance of such Series A Preferred Units to the Investor Member's will dilute the Percentage Interests of each other Member listed above.